Vimicro International Corporation

15/F Shining Tower

No. 35 Xueyuan Road, Haidian District

Beijing 100191, People’s Republic of China

March 18, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:          Request to Withdraw Post-Effective Amendment No. 1 to Registration Statement on Form F-3 (File No. 333-166948)

Ladies and Gentlemen:

On May 2, 2013, Vimicro International Corporation (the “Company”) filed with the Securities and Exchange Commission via EDGAR Post-Effective Amendment No. 1 to Form F-3 (accession number 0001047469-13-005460). Pursuant to Rule 477 under the Securities Act of 1933, as amended, Vimicro International Corporation (the “Company”) hereby requests the immediate withdrawal of the POS AM filing, together with all exhibits thereto. To the Company’s knowledge, no securities were sold in connection with the offering contemplated by the Registration Statement.

The Company requests the withdrawal of the Registration Statement because the filing agent used the wrong EDGAR tag lines.

Kind regards,

Vimicro International Corporation

By:	/s/ Jinxiang Long
Name: Jinxiang Long
Title: Legal Director